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                                                           Exhibit 12(a)(5)(iii)

Media: Theresa Herlevsen, 312.558.8489
Analysts: Janet Bergman, 312.558.8651

SARA LEE CORPORATION ANNOUNCES FINAL RESULTS
OF SUCCESSFUL EXCHANGE OFFER FOR COACH, INC. COMMON STOCK

CHICAGO (April 11, 2001) - Sara Lee Corporation (NYSE:SLE) today announced the final results of its successful exchange offer of Coach, Inc. (NYSE:COH) common stock for Sara Lee common stock, including the final proration factor of
46.9885074 percent. The exchange offer, which was oversubscribed, expired at 12:00 midnight (EDT) on April 4, 2001.

The successful conclusion of the exchange offer marks the completion of Sara Lee's divestiture of its entire investment in Coach.

"Sara Lee has realized $1.1 billion in net value for our shareholders with the divestiture of Coach," said C. Steven McMillan, president and chief executive officer of Sara Lee Corporation. "Less than a year ago, Sara Lee announced a significant reshaping of its business portfolio to strengthen its leadership position as a global branded consumer packaged goods company. With the completion of the Coach disposition, Sara Lee achieves an important milestone in its reshaping program."

Based on the final count by the exchange agent, 87,934,494 shares of Sara Lee common stock were validly tendered, including 156,907 shares held by eligible odd-lot holders. In accordance with the terms of the exchange offer, Sara Lee has accepted 41,402,285 shares of Sara Lee common stock in exchange for 35,026,333 shares of Coach common stock, on the basis of 0.846 shares of Coach common stock for each share of Sara Lee common stock.

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All shares tendered by eligible odd-lot stockholders have been accepted; all other shares tendered have been accepted at the 46.9885074 percent proration factor. As a result, other than for eligible odd-lot holders, approximately one-half of all tendered shares of Sara Lee common stock was accepted.

Shares of Coach common stock will be credited promptly to accounts of tendering stockholders on the books of Coach's transfer agent, Mellon Investor Services LLC, who also acted as Sara Lee's exchange agent for the exchange offer. Shares of Sara Lee common stock not accepted by Sara Lee will be returned promptly to tendering stockholders in the manner set forth in the offering circular-prospectus. After the exchange offer, Sara Lee will have approximately 787 million shares of common stock outstanding.

Sara Lee Corporation is a global branded consumer packaged goods company with approximately $17.5 billion in annual revenues. Its leading brands include SARA LEE, DOUWE EGBERTS, HILLSHIRE FARM, KIWI, HANES and PLAYTEX.

Morrow & Co., Inc. has served as information agent for the exchange offer. Stockholders with questions about the exchange offer should call Morrow at (800) 607-0088, toll-free in the United States, or (212) 754-8000 from elsewhere. Banks and brokerage firms can call Morrow & Co. at (800) 654-2468, toll-free in the United States. Goldman, Sachs & Co. acted as dealer manager for Sara Lee in connection with the exchange offer.

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Coach has filed a Registration Statement on Form S-4, including an offering circular-prospectus, relating to the exchange offer described in this press release and has filed other documents with the Securities and Exchange Commission (SEC) which contain important information, all of which investors are advised to read. These and other documents relating to the exchange offer are filed with the SEC and may be obtained free at the SEC's Web site at WWW.SEC.GOV. Holders of Sara Lee common stock may also obtain each of these documents for free by sending a request to Sara Lee Corporation, Attn:
Shareholder Services, Three First National Plaza, Chicago, Illinois, 60602.


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